SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 2 January 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Total Voting Rights announcement made on 18 December 2006
             2.  Total Voting Rights announcement made on 19 December 2006
             3.  Transaction in Own Shares announcement made on 20 December 2006
             4.  Transaction in Own Shares announcement made on 20 December 2006
             5.  Transaction in Own Shares announcement made on 21 December 2006
             6.  Transaction in Own Shares announcement made on 22 December 2006
             7. Director/PDMR Shareholding announcement made on 27 December 2006
             8.  Transaction in Own Shares announcement made on 27 December 2006
             9.  Transaction in Own Shares announcement made on 28 December 2006
            10.  Transaction in Own Shares announcement made on 28 December 2006
            11.  Transaction in Own Shares announcement made on 29 December 2006

Enclosure 1

Monday 18 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,750,000 ordinary shares at a price of 310.30 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 347,783,979 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,292,870,873.

The above figure (8,292,870,873) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2

Tuesday 19 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 306.90 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 350,783,979 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,289,870,873.

The above figure (8,289,870,873) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 3

Wednesday 20 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 1,542,265 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 349,241,714 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,291,413,138.

The above figure (8,291,413,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 4

Wednesday 20 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 250,000 ordinary shares at a price of 312.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 349,491,714 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,291,163,138.

The above figure (8,291,163,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5

Thursday 21 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 313.95 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 350,491,714 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,290,163,138.

The above figure (8,290,163,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6

Friday 22 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 310.03 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 351,241,714 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,289,413,138.

The above figure (8,289,413,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1) Name of company


BT GROUP PLC


2)                   Name of Director


MAARTEN VAN DEN BERGH


3. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH


4. Name of person discharging managerial responsibilities/director

MAARTEN VAN DEN BERGH


5. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A



6. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES IN OWN NAME



7. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MAARTEN VAN DEN BERGH


9. State the nature of the transaction

PURCHASE OF SHARES IN OWN NAME



10. Number of shares, debentures or financial instruments relating to shares acquired

1,581 ORDINARY SHARES


11. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


12. Number of shares, debentures or financial instruments relating to shares disposed

N/A


13. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


14. Price per share or value of transaction

313.4P


15. Date and place of transaction

21 DECEMBER 2006, UK

16. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,621 ORDINARY SHARES


17. Date issuer informed of transaction

21 DECEMBER 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


18. Date of grant

N/A


19. Period during which or date on which it can be exercised

N/A


20. Total amount paid (if any) for grant of the option

N/A

21. Description of shares or debentures involved (class and number)

N/A


22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A


23. Total number of shares or debentures over which options held following notification

N/A


24 Any additional information


N/A



25. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372


Name of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY


Date of notification

27 DECEMBER 2006

Enclosure 8

Wednesday 27 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 250,000 ordinary shares at a price of 309.24 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 351,491,714 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,289,163,138.

The above figure (8,289,163,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 9

Thursday 28 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 465,728 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 351,025,986 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,289,628,866.

The above figure (8,289,628,866) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 10

Thursday 28 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 307.5383 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 351,775,986 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,288,878,866.

The above figure (8,288,878,866) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 11

Friday 29 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 304.0875 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 352,775,986 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,287,878,866.

The above figure (8,287,878,866) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 2 January 2007